March 18, 2026

SiSi Cheng and Jennifer Thompson

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	ESCO Technologies Inc. (the Company) Form 10-K for the year ended September 30, 2025 Filed December 1, 2025 File No. 001-10596

Dear Ms. Cheng and Ms. Thompson:

This letter sets forth the response of ESCO Technologies Inc. (the “Company”) to the comment letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 11, 2026, with respect to the above referenced filing. We have duplicated the comment set forth in the comment letter and have provided our response below.

Form 10-K for the fiscal year ended September 30, 2025

Notes to Consolidated Financial Statements

Note 10. Business Segment Information, page F-28

1.	We note your response to prior comment 2, including your proposed reconciliation of segment assets to consolidated assets. Please tell us how you determined the line currently titled “Corporate assets” contains no significant items that should be separately identified and described. For example, it appears almost half of “Corporate assets” may consist of goodwill not allocated to segments, and other acquired intangible assets not allocated to segments may represent a significant portion of the remainder. See ASC 280-10-50-31 and 280-10-55-49 for guidance.

Company Response

In future filings, we will present the reconciliation from segment assets to consolidated asset totals in more detail by including the significant reconciling items, as outlined in Exhibit 1. Refer to the bolded highlighted rows in Exhibit 1 for revisions from our last response.

If you have any questions or if you require additional information, please do not hesitate to contact me by phone at 314-213-7245 or email at ctucker@escotechnologies.com

Sincerely,

Christopher L. Tucker
Senior Vice President & Chief Financial Officer
ESCO Technologies Inc.

Exhibit 1

ESCO TECHNOLOGIES INC. AND SUBSIDIARIES

Business Segment Information (in thousands)

For Reference - FY 25 Business Segment Disclosures Only

FY 25	A&D	USG	Test	Segment Total
Net Sales	$478,192	379,995	237,201	1,095,388

Cost of sales	296,688	176,976	160,639
SG&A expense	53,050	99,520	38,987
Amortization of intangible assets	1,465	8,563	1,978
Other expense (income), net	1,850	195	1,486
Segment profit (loss)	$125,139	94,741	34,111	253,991

Depreciation and Amortization	$11,714	16,119	5,744	33,577
Segment Assets	409,789	289,505	206,944	906,238
Capital Expenditures	$18,758	9,478	5,048	33,284

Reconciliation of segment profit to Earnings before Income Taxes

Segment profit total from above				$253,991
Less:
Unallocated Corporate SG&A and Other expense (income), net				(42,325)
Unallocated amortization of intangible assets				(41,311)
Interest expense, net				(17,502)
Earnings before Income Taxes				$152,853

Reconciliation of segment depreciation and amortization to consolidated totals

Segment Depreciation and Amortization				$33,577
Add: Corporate Depreciation and Amortization				41,444
Consolidated totals				$75,021

Reconciliation of segment assets to consolidated totals

Segment Assets total				$906,238
Add:
Goodwill not allocated to segments				761,931
Acquired intangible assets not allocated to segments				680,815 (1)
Other unallocated amounts				61,404
Consolidated totals				$2,410,388

(1) Consists of customer relationships, trade names and other intangible assets. See footnote XX for details.

Reconciliation of segment capital expenditures to consolidated totals

Segment Capital Expenditures				$33,284
Add: Corporate Capital Expenditures				3,038
Consolidated totals				$36,322